AcroBoo, Inc.
                       3000 Bayport Drive, Suite 250
                           Tampa, Florida 33607
                        Telephone: (813) 637-6900

March 3, 2011

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C.  20549

Attention:  Mr. Christopher Chase, Staff Attorney

Re:    AcroBoo, Inc.
       Amendment No. 3 to Registration Statement on Form S-1
       Filed February 18, 2011
       File No.:  333-170477

Dear Mr. Chase:

On behalf of AcroBoo, Inc. (the "Company"), we are hereby responding to the comment letter, dated March 3, 2011 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-170477) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 4 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

Prospectus Summary, page 3
--------------------------

1. We reissue comment one of our letter dated February 18, 2011. Please revise the last sentence of your Prospectus Summary section on page three to clarify that you are referring to activities not engaged in by Jagged Peak. For your reference, the sentence to which we are referring begins
"AcroBoo differs from its parent...."

Response: We respectfully note the Staff's comment. We have revised the last sentence of the second paragraph under "Prospectus Summary" to clarify the activities of AcroBoo and Jagged Peak.


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The Spin-Off and Plan of Distribution, page 7
Our Relationship with Jagged Peak after the Distribution, page 9
----------------------------------------------------------------

2. Please further revise the first sentence of the "Our Relationship with Jagged Peak..." discussion on page nine to clarify that after the Distribution, AcroBoo, not Jagged Peak, will have a single individual serving as its sole officer and director. As currently drafted, it appears this statement applies to both AcroBoo and Jagged Peak. Also, as requested in comment two of our February 18, 2011 letter, please expand your summary section to make clear that AcroBoo will continue to be controlled by persons that control Jagged Peak.

Response: We have revised the first sentence of "Our Relationship with Jagged Peak" and we added disclosure to the summary section that AcroBoo will continue to be controlled by persons that control Jagged Peak.


Risk Factors, page 10
---------------------

3. We note that the following risk factor disclosure appears inapplicable and/or immaterial in light of your business plan:

     o "Many of our current and potential competitors have significantly greater resources than we do...", page 13,

     o "If our products are not able to deliver quick demonstrable value to our customers...", page 14,

     o "If we do not maintain software performance across accepted platforms...", page 14,

     o  "Implementation of our products can be complex...", page 14, and

     o "We may face risks associated with the security of our products", page 15.

Please revise each of these risk factors to be consistent with your disclosure on page 23 that your core business is "buying products to sell online", that you expect only a small percentage of your revenues will be generated from software programs and that you have not yet developed any software programs. Refer to Item 503(c) of Regulation S-K.

Response: We have revised each of the above risk factors to be consistent with our disclosure that we expect only a small percentage of our revenues will be generated from software programs and that we have yet to develop any software programs.




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Description of Business, page 23  AcroBoo, Inc. Business Plan, page 23
-----------------------------------------------------------------------

4. The first two sentences of the "AcroBoo, Inc. Business Plan" disclosure on page 23 appear inconsistent with your subsequent disclosure regarding your anticipated business. Please revise.

Response: We have deleted the first two sentences under the "AcroBoo, Inc. Business Plan" and added additional disclosure to make it consistent with our subsequent disclosure regarding our anticipated business.

5. In light of your lack of any revenues to date, please revise the tense of the fifth and sixth sentences of your Business Plan discussion on page 23 to remove any indication that AcroBoo has previously provided any of the services described.

Response: We have revised the tense of the fifth and sixth sentences of our Business Plan discussion on page 23.


Research and Development, page 25
---------------------------------

6. We note your revisions on page 25 in response to comment six of our letter dated February 18, 2011. Please further revise this discussion to clarify your reference to integrating "internal and external management information..." as this appears to be technical business terminology. Refer to Rule 421(b) of Regulation C under the Securities Act of 1933.

Response: We have revised the discussion to remove the technical business terminology and replaced this terminology with easy to understand language.


Patents, Trademarks, Franchises..., page 27
----------------------------------------------------

7. Please revised the tense of the second and third paragraphs of your "Patent" disclosure on page 27 to clarify that these are your future plans.

Response: We have revised the tense of the second and third paragraphs of our "Patent" disclosure on page 27, to clarify that these are our future plans.











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Mr. Chase, we hope our responses satisfactorily address your comments.
Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

AcroBoo, Inc.

By:  /s/  Dan Furlong
---------------------------------
          Dan Furlong
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel


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